SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the Third Quarter of 2014

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the nine-month period ended on September 30, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2014	2Q 2014	% Change Increase (Decrease)	3Q 2013	% Change Increase (Decrease)

Revenue*	Specified Quarter	3,599,399	4,832,243	(25.5)	4,369,511	(17.6)
	Cumulative Basis	12,744,515	9,145,115	—	15,184,542	(16.1)

Operating Income	Specified Quarter	281,929	257,621	9.4	(14,736)	N/A
	Cumulative Basis	966,259	684,330	—	266,844	262.1

Income before Income Tax Expense	Specified Quarter	321,786	308,795	4.2	4,809	6,591.3
	Cumulative Basis	971,242	649,456	—	308,467	214.9

Net Income	Specified Quarter	212,495	773,443	(72.5)	80,603	163.6
	Cumulative Basis	1,359,902	1,147,407	—	524,992	159.0

Profit to the Equity Holders of the Parent Entity	Specified Quarter	181,029	873,181	(79.3)	49,495	265.8
	Cumulative Basis	1,376,987	1,195,958	—	407,841	237.6

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.
**	N/A means “not applicable.”

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

In connection with the privatization of Woori Finance Holdings and its subsidiaries by the Korean government, operations of spun-off or sold former subsidiaries of Woori Finance Holdings (consisting of Woori Investment & Securities, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank, Woori Asset Management, Kyongnam Bank and Kwangju Bank) have been classified as discontinued operations. Preliminary figures for profits (losses) from discontinued operations were Won 661,768 million for 3Q 2014 and Won 285,264 million for 3Q 2013.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2014

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the nine-month period ended on September 30, 2014, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2014	2Q 2014	% Change Increase (Decrease)	3Q 2013	% Change Increase (Decrease)

Revenue*	Specified Quarter	3,307,868	4,541,234	(27.16)	4,091,921	(19.16)
	Cumulative Basis	11,870,248	8,562,385	—	14,349,193	(17.28)

Operating Income	Specified Quarter	270,406	261,361	3.46	39.560	583.53
	Cumulative Basis	990,691	720,285	—	449,241	120.53

Income before Income Tax Expense	Specified Quarter	312,837	312,358	0.15	58,810	431.95
	Cumulative Basis	1,001,055	688,218	—	493,473	102.86

Net Income	Specified Quarter	219,926	221,194	(0.57)	30,970	610.13
	Cumulative Basis	746,656	526,730	—	417,586	78.80

Profit to the Equity Holders of the Parent Entity	Specified Quarter	220,087	221,022	(0.42)	30,575	619.83
	Cumulative Basis	746,345	526,258	—	416,643	79.13

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: October 31, 2014	By:	/s/ Seung-Gyu Kim
(Signature)

	Name:	Seung-Gyu Kim
	Title:	Executive Vice President